Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Celularity Inc. on Form S-1 of our report dated March 3, 2021, except for the effects of the restatement discussed in Note 2 and Note 12 as to which the date is May 24, 2021 (which includes an explanatory paragraph as to the ability of GX Acquisition Corp. to continue as a going concern as described in Note 1 to the consolidated financial statements), with respect to our audits of the consolidated financial statements of GX Acquisition Corp. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 6, 2021